UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-54697

THE CORETEC GROUP INC.

(Exact name of registrant as specified in its charter)

333 Jackson Plaza, Suite 460, Ann Arbor, Michigan 48103

(866) 916-0833

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0002 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 86

Pursuant to the requirements of the Securities Exchange Act of 1934 The Coretec Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	9/17/2026	By:
Seonkee Kim
Chairman, Chief Executive Officer and President

*Please print the name and title of the signing officer under his signature.